UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No.  )*
Medical Resource, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
58461Q102
(CUSIP Number)
J Joseph Veranth
F/b/o Occidental Life Ins. Co of North Carolina
15800 West Bluemound Road, Suite 250
Brookfield,WI  53005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2001
(Date of Event which Requires Filing of this Statement)




	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.?.
	Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Occidental Life Insurance Co. of North Carolina
#56-0343440

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ?
	(b) ?

3
SEC USE ONLY

4
SOURCE OF FUNDS*
OO
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	?
[You must determine whether to check box]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

Number of shares beneficially owned by
each reporting person with:

7
SOLE VOTING POWER
125,971

8
SHARED VOTING POWER
0

9
SOLE DISPOSITIVE POWER
125,971

1
0
SHARED DISPOSITIVE POWER
0
1
1
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
125,971
1
2
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	?

1
3
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.29%
1
4
TYPE OF REPORTING PERSON*
IC



*SEE INSTRUCTIONS
BEFORE FILLING OUT!



Item 1.  Security and issuer.
The class of equity securities to
which this statement relates is the Common
Stock, $.01 par value ("Shares"), of Medical
Resources, Inc., a Delaware corporation
("MRI"), with principal executive offices at
155 State Street, Hackensack, NJ  07601.
Item 2.  Identify and background.
Occidental Life Insurance Co. of
North Carolina
425 Austin Avenue
Waco, TX  76701
Insurance Company Incorporated in
Texas
Item 3.  Source and amount of funds or
other consideration.
The transaction reported herein is the
cancellation of $1,923,077 in principal
amount of senior notes held by the
Reporting Person in exchange for Shares as a result of the consummation of MRI's
Third Amended Joint Plan of
Reorganization dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of New York (the "Plan")
The senior notes held by the Reporting
Person were a part of a class of $75,000,000 in aggregate principal amount of senior notes (the "Senior Notes") all of which were cancelled under the Plan in exchange for Shares.
 Item 4.  Purpose of transaction.
The transaction requiring the filing
of this statement is described in Item 3 above.
	The Reporting Person currently
intends to seek to dispose of its Shares in one or more privately negotiated sales or through a corporate merger or reorganization. Given MRI's business, prospects and financial condition and the market for Shares, an acceptable offer may not be received by the Reporting Person, in which event the Reporting Person may continue to hold its Shares for investment.
The Reporting Person may be compelled,
pursuant to the Stockholders Agreement
described in Item 6, to vote its Shares in favor of and/or to dispose of it Shares in a sale or corporate transaction in certain circumstances. The Reporting Person has not received an offer for its Shares which it currently intends to accept nor is the Reporting Person aware of any proposed transaction which would require it to dispose of its Shares.

	Upon consummation of the Plan the
Board of Directors of MRI was reconstituted
with seven members, six of whom were
selected by the holders of the Senior Notes
as a class (collectively with the Reporting
Person, the "Former Holders") and one of
whom was selected by DVI Financial
Services, Inc. ("DVI"), another creditor of
MRI.  Pursuant to the Stockholders
Agreement and the Voting Agreement, also
described in Item 6, the Reporting Person
has agreed to vote its Shares to maintain
such Board composition.   [For Hancock,
AEGON and GE:  _________, who is a
_________ of the Reporting Person, is one of the directors selected by the Former
Holders]. The Reporting Person has been made aware that Richard Teller and Mark
Dunn, two of the directors selected by the Former Holders, have resigned from the Board and that the Board has voted to fill one of the resulting vacancies with Jeffrey
Pollack, a person nominated by the
remaining members of the Board originally nominated by the
Former Holders.

	The Reporting Person has
been advised that as a result of the
consummation of the Plan, MRI has filed a Form 15 to deregister the Shares. If such deresgistration is effective, the Reporting
Person does not intend to file any
amendments to update any of the
information contained in this Schedule 13D.
Except as set forth in this Item 4, the
Reporting Persons do not have any plans or proposals which would related to or result in:
(a)  The acquisition by any person of
additional securities of MRI, or the
disposition of securities of MRI;
(b)  An extraordinary corporate
transaction, such as a merger, reorganization or liquidation, involving MRI or any of its subsidiaries;
(c)  A sale or transfer of a material
amount of assets of MRI or any of its
subsidiaries;
(d)  Any change in the present board
of directors or management of MRI,
including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
(e)  Any material change in the
present capitalization or dividend policy of MRI;
(f)  Any other material change in
MRI's business or corporate structure;
(g)  Changes in MRI's charter,
bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MRI by any person;
(h)  Causing a class of securities of
MRI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)  A class of equity securities of
MRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)  Any action similar to any of
those enumerated above.
Item 5.  Interest in securities of the issuer.
(a) The Reporting Person has
beneficial ownership of 125,971 Shares.
Based upon the 5,491,961 Shares the
Reporting Person understand to be presently outstanding, this beneficial ownership would constitute approximately 2.29% of the
Shares.  [The Reporting Person has sole
power to vote or to direct the disposition of all such Shares.]

	As a result of the Stockholders
Agreement and the Voting Agreement, the
Reporting Person may be deemed to be the beneficial owner of an additional 5,251,058
Shares owned or receivable by the other
parties to the Voting Agreement and the
Stockholders Agreement.  The Reporting
Person disclaims beneficial ownership of these other Shares.

(b)  Other than as may be described
in Item 3, no transactions in Shares have been effected during the past sixty days by the Reporting Person.
Item 6.  Contracts, arrangements,
understandings or relationships
with respect to securities of
the issuer.
In connection with the transactions
described in Item 3, the Reporting Person entered into a Voting Agreement with MRI, the other Former Holders and DVI and a Stockholders Agreement with MRI, the other Former Holders, DVI and Geoffrey
Whynot ("Whynot") and Christopher Joyce
("Joyce"), the current Co-Chief Executives of MRI. The descriptions below of these agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 1 and 2 to this Schedule and which are incorporated herein by reference.

	The Voting Agreement provides that
until the occurrence of certain events the Former Holders and DVI will vote to elect from time to time one nominee selected by DVI to MRI's Board of Directors and six nominees selected by a majority of the Former Holders. Pursuant to the Voting
Agreement MRI has agreed to provide the
Former Holders and DVI with certain rights, including the right to receive certain information relating to MRI and preemptive rights on future securities issuances.

	The Stockholders Agreement
provides that until the occurrence of certain
events each of Joyce and Whynot will also
vote their Shares from time to time in favor
of six nominees to MRI's Board of Directors
selected by a majority of the Former Holders
and that each of the Former Holders, Joyce
and Whynot will vote their Shares as
directed from time to time by a majority of
the Former Holders on a number of
significant corporate issues.  The
Stockholder Agreement also provides that
each of Joyce, Whynot and the Former
Holders will be entitled to participate in any
sale of Shares entered into by Former
Holders owning at least 40% of the issued
and outstanding Shares and if such sale is of
at least 50% of the issued and outstanding
Shares, will participate in such sale if so
requested and certain conditions are met.
Pursuant to the Stockholders Agreement
MRI granted to the Former Holders two
demand registration rights and granted to
DVI, Joyce, Whynot and the Former
Holders the right to piggyback on
registrations of securities effected by MRI
on its own behalf or for other holders of
securities.
Item 7.  Material to be filed as exhibits.
The following documents are filed as
exhibits to this statement:
(a)	Voting Agreement

(b)	Stockholders Agreement



SIGNATURE
After reasonable inquiry and to the
best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.
March __, 2001




[Your
signature block]


By:
____________________________________
__
	Name:
	Title:





EXHIBIT INDEX
Exhibit
			Page
1.	Voting Agreement

2.	Stockholders Agreement